Exhibit 99.3

Concorde International Group Reports 11% Year-over-Year Revenue Growth to $6.0 million for H1 of 2025

Gross profit increased 30% year-over-year to $1.9 million for H1 2025, compared to $1.5 million for the same period last year

Gross margin increased 450 basis points to 31.5% for H1 2025, compared to 27.0% for the same period last year

Singapore – September 29, 2025 – Concorde International Group Ltd. (NASDAQ: CIGL) (“Concorde” or the “Company”), an integrated security services provider that combines physical manpower and innovative technology to deliver effective security solutions, today announced financial results and provided a business update for the first half of 2025 (H1 2025) ended June 30, 2025.

H1 2025 Financial Highlights

●	Revenue increased by approximately 11%, to approximately $6.0 million for H1 2025, compared to approximately $5.4 million for H1 2024

●	Gross profit increased by approximately 30% to $1.9 million for H1 2025, compared to approximately $1.5 million for H1 2024

●	Gross margin increased 450 basis points to 31.5% for H1 2025, compared to 27.0% for the same period last year

Swee Kheng (Alan) Chua, Chairman and Chief Executive Officer of Concorde, commented, “Our first half 2025 results demonstrate the continued strength of our business. Revenue increased approximately 11% year-over-year to $6.0 million, while gross profit grew 30% to $1.9 million. Importantly, gross margin increased by 450 basis points to 31.5%, compared to 27.0% in the prior year period. We anticipate strong year-over-year growth in the second half of the year, driven by our strategy of scaling high-margin recurring revenue through the continued deployment of our i-Guarding services.”

“Looking ahead, we plan to expand internationally into Malaysia, Australia, and North America through partnerships with established local providers to address rising labor costs and the growing demand for smart, tech-enabled solutions. Our recent acquisition of Software Risk’s assets further strengthens our technology portfolio with a ready-to-deploy, cloud-based platform that enhances productivity, reduces costs, and streamlines operations for customers. By integrating these capabilities with our core security services, we are confident in our ability to scale recurring revenue, drive operational efficiencies, and deliver long-term value for our business and our shareholders.”

Financial Overview

Revenue increased approximately 11% to $6.0 million for H1 2025, compared to $5.4 million for H1 2024. Gross profit increased by approximately 30% to $1.9 million for H1 2025, compared to approximately $1.5 million for H1 2024.

Operating loss was approximately $2.5 million in H1 2025, compared to operating loss of approximately $83.3 million in H1 2025. Operating loss in H1 2024 was impacted by a one-time, non-cash share-based compensation expense of $83.2 million. As of June 30, 2025, and December 31, 2024, the Company had cash and cash equivalents of approximately $2.4 million and $1.0 million, respectively.

About Concorde International Group Ltd

Concorde International Group Limited (Nasdaq: CIGL) is a Singapore-based company specializing in integrated security solutions and facilities management services. Established in 1997, the Company is recognized for its bold and disruptive innovation with its integrated monitoring of properties, assets and building service systems under 24/7 surveillance, ensuring complete security and business efficiency. This is done through a suite of smart security solutions called “I-Guarding Solutions”. The first of these solutions is its patented I-Man Facility Sprinter – a revolutionary mobile vehicular platform providing security and facility maintenance services.

For more information, please visit: https://www.concordesecurity.com/

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement and annual report filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, contact:

Investor Relations Contact:

Crescendo Communications, LLC

David Waldman/Natalya Rudman

Tel: (212) 671-1020

Email: CIGL@crescendo-ir.com

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CONCORDE INTERNATIONAL GROUP LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2025 AND DECEMBER 31, 2024

	June 30,	December 31,
	2025	2024
	USD	USD
Assets
Non-current assets:
Property and equipment, net	3,986,155	3,720,807
Right-of-use asset, net	488,547	322,332
Intangible assets, net	9,155	9,325
Other financial assets	737,446	393,019
Deferred offering cost	-	449,110
Total non-current assets	5,221,303	4,894,593

Current assets:
Trade and other receivables	6,288,642	3,825,146
Amount due from related parties	517,714	553,184
Cash and cash equivalents	2,361,689	1,000,284
Total current assets	9,168,045	5,378,614
Total assets	14,389,348	10,273,207

Equity and liabilities
Equity
Share capital	222	209
Additional paid in capital	4,473,096	-
Merger reserves	2,336,848	2,336,848
Other reserves	83,261,816	83,085,159
(Accumulated Deficit)/Retained Earnings	(86,011,997)	(83,313,648)
Equity attributable to equity holders of the parent company	4,059,985	2,108,568
Non-controlling interests	157,012	151,629
Total equity	4,216,997	2,260,197

Liabilities
Non-current liabilities:
Lease liabilities, net of current portion	229,914	170,724
Long-term debt	2,910,059	2,906,113
Deferred tax liabilities	194,157	182,096
Other financial liabilities	-	173,551
Total non-current liabilities	3,334,130	3,432,484

Current liabilities:
Trade and other payables	1,593,071	1,091,188
Amount due to related parties	203,874	216,940
Other financial liabilities	1,786,239	-
Tax payable	68,372	60,282
Lease liabilities	101,677	89,438
Current maturities of long-term debt	3,084,988	3,122,678
Total current liabilities	6,838,221	4,580,526
Total liabilities	10,172,351	8,013,010
Total equity and liabilities	14,389,348	10,273,207

COMPREHENSIVE (LOSS)/INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	2025	2024
Revenue	5,975,909	5,393,844
Cost of revenue (exclusive of depreciation and amortization expenses shown separately below)	(4,091,166)	(3,939,891)
	1,884,743	1,453,953

Other income	362,285	206,788
Depreciation and amortization expenses	(133,974)	(153,660)
Employee benefit expenses	(1,549,186)	(760,994)
Other expenses	(3,072,374)	(605,930)
Share-based compensation	-	(83,155,336)
Finance costs	(148,956)	(95,085)
Loss before tax	(2,657,462)	(83,110,264)
Income tax expense	(35,638)	(107,777)
Loss for the year	(2,693,100)	(83,218,041)

Other comprehensive loss
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods (net of tax):
Foreign currency translation	176,791	(88,215)
Total comprehensive loss for the year, net of tax	(2,516,309)	(83,306,256)

(Loss) /Profit for the year attributable to:
Equity holders of the parent company	(2,698,349)	(83,227,664)
Non-controlling interests	5,249	9,623
	(2,693,100)	(83,218,041)

Total comprehensive (loss)/income for the year attributable to:
Equity holders of the parent company	(2,521,692)	(83,315,879)
Non-controlling interests	5,383	9,623
	(2,516,309)	(83,306,256)

Loss per share
Basic	(0.13)	(6.95)
Diluted	(0.13)	(6.95)

CONCORDE INTERNATIONAL GROUP LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	2025	2024
	USD	USD
Cash flows from operating activities
Loss before tax	(2,657,462)	(83,110,264)

Adjustments for:
Depreciation of property and equipment	78,851	73,258
Depreciation of right-of-use assets	54,362	34,255
Amortization of intangible assets	762	46,147
Fixed asset written off	5,166	-
Interest expense	148,956	95,085
Interest income	(31,220)	(11,027)
Share-based compensation	-	83,155,336
Fair value adjustment	1,470,513	-
Operating cash flows before movements in working capital	(930,072)	282,790

Change in working capital:
Decrease in trade and other receivables	(2,577,634)	(649,708)
Increase in trade and other payables	553,430	50,032
Decrease in amount due to related parties	48,206	(2,943)
Cash used in operations	(2,906,070)	(319,829)
Income tax paid	(30,823)	-
Net cash used in operating activities	(2,936,893)	(319,829)

Cash flows from investing activities
Purchase of property and equipment	(108,013)	(25,397)
Proceeds from disposal of property and equipment	-	(85,956)
Loan repaid from related parties	-	89,217
Net cash used in investing activities	(108,013)	(22,136)

Cash flows from financing activities
Proceeds from issuance of shares	4,473,109	208
Payment of deferred offering cost	-	(112,257)
Proceeds from borrowings	(81,454)	2,435,407
Repayment of borrowings	(132,566)	(331,898)
Repayment of lease liabilities	(198,905)	(36,592)
Net cash provided by financing activities	4,060,184	1,954,868

Net increase in cash and cash equivalents	1,015,278	1,612,903
Cash and cash equivalents at beginning of year	1,000,284	956,975
Effect of foreign exchange rate changes on cash and cash equivalents	346,127	(299,440)
Cash and cash equivalents at end of reporting period	2,361,689	2,270,438

Non-cash investing and financing activities
Fair value measurement of share-based compensation	-	83,155,336
Fair value adjustment for convertible loan and its derivative	1,470,513	-
Initial measurement of right-of-use asset and lease liability	201,061	-

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